82-2748

VECTOR
Corporate Finance Lawyers



03022743

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

June 2, 2003

VIA COURIER

Attention: Manager, Financial and Insider Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Form 45-102F3 Filing - Renewal

Further to our letter, dated May 22, 2002, wherein we enclosed a Form 45-102F3, entitled "Notice of Intention to Distribute Securities and Accompanying Declaration under Section 2.8 of Multilateral Instrument 45-102, Resale of Securities, dated May 22, 2002, and our letters, dated July 22, 2002, August 26, 2002, September 16, 2002, October 15, 2002, November 12, 2002, December 10, 2002, January 6, 2003, February 4, 2003, March 4, 2003, April 1, 2003, April 29, 2003 and May 27, 2003, respectively, on behalf of Len W. Saleken ("Saleken") and pursuant to Section 136(2) of the Securities Rules, we enclose a final Form 45-102F3, dated May 31, 2003, which has been executed by Saleken.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: Lindsay Salt

Lindsay Salt
Paralegal

ls
Encl.

dlw 6/19

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.)
Alberta Securities Commission (Attn: Information Officer, w/encl.)
Goldcliff Resource Corporation (Attn: Len W. Saleken)
Securities & Exchange Commission, Division of Corporate Finance – Exemption No. 82-2748, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)

p:\clients\1-sedar\goldclif\form23\may-02\f23(final)-sob.doc

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102, RESALE OF SECURITIES

1. **Name and address of reporting issuer:**

Goldcliff Resource Corporation
Name of Issuer

920-470 Granville Street, Vancouver, B.C. V6C 1V5
Address

2. **Date and jurisdictions where issuer became a reporting issuer:**

Date	Jurisdictions
May 1989	British Columbia
November 1999	Alberta

3. **Name and address of selling security holder**

Leonard W. Saleken
Name of Selling Security Holder

6976 Laburnum Street, Vancouver, B.C. V6P 5M9
Address

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title)**

President, Chief Executive Officer and director

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder**

Designation of Security	Number of Securities Owned
Common Shares	4,489,577
Warrants	1,550,000

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder**

Type of Security	Number of Securities to be Sold
Common Shares	1,500,000

7. **State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices, positions with the selling security holder and any other material particular regarding such control position.**

See items 5 and 6 hereof

8. **State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).**

The securities will be distributed on the TSX Venture Exchange and/or privately

9. **Proposed date of sale or date of commencement of sale.**

May 29, 2002

10. **If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.**

n/a

11. **State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.**

April 1, 2000

12. **If this Form not an initial filing, provide the following information:**

(a) date of filing of initial Form 45-102F3 — May 22, 2002

(b) date of most recently filed renewal Form 45-102F3 — April 29, 2003

(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	1,500,000
(d)	number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	1,500,000
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	n/a
(f)	number of securities remaining for sale	nil

DECLARATION, CERTIFICATE AND UNDERTAKING

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

1. declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

2. declares that to the best of the selling security holder's information and belief:

   (a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade;

   (b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith; and

   (c) the securities have been held for a period of time required under section 2.8 of Multilateral Instrument 45-102, Resale of Securities, and other conditions of the applicable subsection of that section have been met;

3. undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

4. undertakes that this Form will be renewed and filed on the 60th day after the date of filing of this Form and thereafter at the end of each 28-day period; and



5. certifies that the information given in the answers to the questions in this Form are true.

DATED at Vancouver, B.C., this 31 day of May, 2003

Leonard W. Saleken
Name of selling security holder - *please print*



Signature of the selling security holder, or if the control person is a company, signature of authorized signatory

n/a
Name and office of authorized signatory - *please print*

INSTRUCTION:

File this Form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice – Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below:

Alberta Securities Commission
Suite 400, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries
P.O. Box 1320, 1st Floor, 5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
2nd Floor, 1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqualuit, Nunavut X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Box 55, 1903-20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administration Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
800-1920 Broad Street
Regina, Saskatchewan S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

82-2748

VECTOR
Corporate Finance Lawyers

1040-999 W. Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.683.1102
Fax: 604.683.2643

E-mail: lsalt@vectorlaw.com
File No. 1036

June 2, 2003

VIA COURIER

Attention: Manager, Financial and Insider Reporting

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2

Dear Sirs:

re: Goldcliff Resource Corporation (the "Company")
Form 45-102F3 Filing - Renewal

Further to our letter, dated February 4, 2003, wherein we enclosed a Form 45-102F3, entitled "Notice of Intention to Distribute Securities and Accompanying Declaration under Section 2.8 of Multilateral Instrument 45-102, Resale of Securities, dated February 4, 2003, and our letters, dated April 1, 2003 and May 5, 2003, on behalf of Len W. Saleken ("Saleken") and pursuant to Section 136(2) of the Securities Rules, we enclose a Renewal Form 45-102F3, dated May 31, 2003, which has been executed by Saleken.

Yours very truly,

VECTOR Corporate Finance Lawyers

Per: 

Lindsay Salt
Paralegal

ls
Encl.

cc: TSX Venture Exchange (Attn: Index Analyst, Corporate Finance Services, w/encl.)
Alberta Securities Commission (Attn: Information Officer, w/encl.)
Goldcliff Resource Corporation (Attn: Len W. Saleken)
Securities & Exchange Commission, Division of Corporate Finance – Exemption No. 82-2748, w/encls.
Standard & Poor's Corporation (Attn: Library, Corporate Files Manager, w/encl.)

p:\clients\1-sedar\goldclif\form23\feb-03\f23(final)bcsc.doc

FORM 45-102F3

NOTICE OF INTENTION TO DISTRIBUTE SECURITIES AND ACCOMPANYING DECLARATION UNDER SECTION 2.8 OF MULTILATERAL INSTRUMENT 45-102, RESALE OF SECURITIES

1. **Name and address of reporting issuer:**

Goldcliff Resource Corporation
Name of Issuer

6976 Laburnum Street, Vancouver, B.C. V6P 5M9
Address

2. **Date and jurisdictions where issuer became a reporting issuer:**

Date	Jurisdictions
May 1989	British Columbia
November 1999	Alberta

3. **Name and address of selling security holder**

Leonard W. Saleken
Name of Selling Security Holder

6976 Laburnum Street, Vancouver, B.C. V6P 5M9
Address

4. **State whether the selling security holder is an insider or officer of the issuer (if an officer, state title)**

President, Chief Executive Officer and director

5. **Amount or number and designation of securities of the issuer beneficially owned, directly or indirectly, by the selling security holder**

Designation of Security	Number of Securities Owned
Common Shares	4,532,577
Warrants	1,550,000
Options	250,000

6. **Amount or number and designation of securities of the issuer proposed to be sold by the selling security holder**

Type of Security	Number of Securities to be Sold
Common Shares	1,500,000

7. **State, to the extent known to the selling security holder, the following particulars about the control position of the issuer: name(s), securities of the issuer held, offices, positions with the selling security holder and any other material particular regarding such control position.**

   See items 5 and 6 hereof

8. **State whether the securities will be distributed privately or on an exchange or a market (state name of exchange or market).**

   The securities will be distributed on the TSX Venture Exchange and/or privately

9. **Proposed date of sale or date of commencement of sale.**

   February 13, 2003

10. **If the selling security holder is a lender, pledgee, mortgagee or other encumbrancer selling securities distributed under an exemption in securities legislation from the prospectus requirement for a trade to a lender, pledgee, mortgagee or other encumbrancer from the holdings of a control person for the purpose of giving collateral for a debt made in good faith, state the date and amount of the loan, pledge, mortgage or other encumbrance, reasons for liquidating the debt and the circumstances of default.**

    n/a

11. **State the date that the selling security holder or lender, pledgee, mortgagee or other encumbrancer acquired the securities.**

    Nov.06/2000 (200,000 shares); May 30/2001 (1,250,000 shares) and Jul.03/2001 (194,280 shares)

12. **If this Form not an initial filing, provide the following information:**

    (a) date of filing of initial Form 45-102F3 — February 4, 2003

    (b) date of most recently filed renewal Form 45-102F3 — April 1, 2003

(c)	number of securities proposed to be sold as stated in the initial Form 45-102F3	1,500,000
(d)	number of securities sold from the date of the initial Form 45-102F3 to the date of this renewal Form 45-102F3	1,500,000
(e)	number of securities proposed to be sold, as stated in the initial Form 45-102F3, that are no longer for sale	n/a
(f)	number of securities remaining for sale	Nil

DECLARATION, CERTIFICATE AND UNDERTAKING

The selling security holder for whose account the securities are to be sold, and to which this certificate relates, hereby:

1. declares that the selling security holder has no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed;

2. declares that to the best of the selling security holder's information and belief:

   (a) no unusual effort has been made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration has been paid in respect of such trade;

   (b) the transaction to which this notice of intention and declaration relate is an arm's length transaction made in good faith; and

   (c) the securities have been held for a period of time required under section 2.8 of Multilateral Instrument 45-102, Resale of Securities, and other conditions of the applicable subsection of that section have been met;

3. undertakes that no unusual effort will be made to prepare the market or to create a demand for the securities to be sold and no extraordinary commission or other consideration will be paid in respect of such trade;

4. undertakes that this Form will be renewed and filed on the 60th day after the date of filing of this Form and thereafter at the end of each 28-day period; and

5. certifies that the information given in the answers to the questions in this Form are true.

DATED at Vancouver, B.C., this 31 day of May 2003

Leonard W. Seleken
Name of selling security holder - *please print*



Signature of the selling security holder, or if the control person is a company, signature of authorized signatory

n/a
Name and office of authorized signatory - *please print*

INSTRUCTION:

File this Form with the securities regulatory authority in each jurisdiction in which the securities are being distributed and with the exchange in Canada on which the securities that are the subject of the distribution are listed.

Notice – Collection and Use of Personal Information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for the purposes of the administration and enforcement of the securities legislation in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan. All of the information required under this form is made available to the public pursuant to Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions indicated above. If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdiction(s) in which the form is filed, at the address(es) set out below:

Alberta Securities Commission
Suite 400, 300-5th Avenue S.W.
Calgary, Alberta T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland
P.O. Box 8700, 2nd Floor, West Block
Confederation Building, 75 O'Leary Avenue
St. John's, Newfoundland A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories Legal Registries
P.O. Box 1320, 1st Floor, 5009-49th Street
Yellowknife, Northwest Territories X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
2nd Floor, 1690 Hollis Street
Halifax, Nova Scotia B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut Legal Registries Division
P.O Box 1000, Station 570, 1st Floor, Brown Building
Iqualuit, Nunavut X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Box 55, 1903-20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Administration Assistant to the Director of Corporate Finance
Telephone: (416) 593-8200
Facsimile: (416) 593-8177

Saskatchewan Securities Commission
800-1920 Broad Street
Regina, Saskatchewan S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899